EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2013 (Cdn$ millions)	Total	Due in Less Than 1 Year	Due in 1 - 3 Years	Due in 4 - 5 Years	Due After 5 Yrs
Long-term debt	1,300	—	300	—	1,000
Interest on long-term debt	481	63	111	97	210
Provision for reclamation	823	18	71	65	669
Provision for waste disposal	18	2	4	5	7
Other liabilities	46	—	—	—	46
Unconditional product purchase commitments [1,2]	1,208	352	583	109	164

Total contractual cash obligations	3,876	435	1,069	276	2,096

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2013 rate of Cdn $1.06.
[2]	Virtually all of Cameco Corporation’s product purchase obligations are under long-term, fixed-price arrangements.

Commercial Commitments

As at December 31, 2013 (Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	791
BPLP guarantees [2]	58

Total commercial commitments	849

[1]	The standby letters of credit maturing in 2014 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.
[2]	At December 31, 2013, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn $58 million. Refer to note 12 in the 2013 consolidated audited financial statements.